Exhibit A

Ceragon Reports Fourth Quarter 2014
February 24, 2015

CERAGON NETWORKS REPORTS FOURTH QUARTER AND FULL YEAR 2014 FINANCIAL RESULTS

Company achieves fourth quarter non-GAAP operating profit,

significantly reduces quarterly cash consumption

Paramus, New Jersey, February 24, 2015 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist today reported results for the fourth quarter and full year ended December 31, 2014.

Fourth Quarter 2014 Highlights:

Revenues -- $111.2 million, up 24% from the fourth quarter of 2013, and up 12% from the third quarter of 2014.

Gross margin – 20.5%, which includes the impact of $4.4 million of one-time items, compared to 31.0% in the fourth quarter of 2013 and 25.6% in the third quarter of 2014.

Operating loss – $(25.9) million, which includes the impact of $26.0 million of one-time items, compared to an operating loss of $(9.6) million in the fourth quarter of 2013 and an operating loss of $(0.8) million in the third quarter of 2014.

Net loss – $(52.0) million or $(0.68) per diluted share, which includes $46.4 million of one-time items. Net loss for the fourth quarter of 2013 was $(15.4) million, or $(0.35) per diluted share. Net loss for the third quarter of 2014 was $(5.6) million or $(0.08) per diluted share.

One-time items – Fourth quarter 2014 net loss includes a total of $46.4 million of one-time charges. This amount consists of $11.2 million in restructuring costs, including a $4.4 million write-off of discontinued product inventory and other one-time charges, a charge of $14.8 million for impairment of goodwill from the Nera acquisition, and additional financial expenses of $20.5 million resulting from re-measurement of certain assets in Venezuela denominated in or linked to the U.S. dollar.

Non-GAAP results –gross margin was 24.4%, operating profit was $0.9 million, and net loss was $(3.7) million, or $(0.05) per diluted share. Non-GAAP results exclude one-time items as well as recurring adjustments of $1.8 million. For a reconciliation of GAAP to non-GAAP results, see the attached tables.

Cash and cash equivalents – $41.4 million at December 31, 2014, compared to $43.9 million at September 30, 2014.

Full Year 2014 Highlights:

Revenues – $371.1 million, up 3% from 2013.

Gross margin – 23.6%, which includes the impact of $4.7 million of one-time items, compared to 31.0% in 2013.

Operating loss – $(32.0) million, which includes $14.3 million of one-time items, compared to $(23.6) million in 2013.

Net loss – $(76.5) million, or $(1.22) per diluted share, which includes $41.1 million of one-time items. Net loss for 2013 was $(47.5) million, or $(1.23) per diluted share in 2013.

One-time items – Full year 2014 net loss includes a total of $41.1 million one-time charges. This amount consists of  $20.3 million of restructuring costs, including a $4.4 million write-off of discontinued product inventory and other onetime charges, a charge of $14.8 million for impairment of goodwill, primarily from the Nera acquisition, which was more than offset by $16.8 million received as the result of a settlement agreement with Eltek ASA, and additional financial expenses of $24.6 million resulting from a devaluation of the local currency in Venezuela and re-measurement of certain assets denominated in or linked to the U.S. dollar,  as well as $2.2 million related to transactions to expatriate cash from Venezuela and Argentina.

Non-GAAP results – gross margin was 25.2%, operating loss was $(12.5) million, and net loss was $(25.2) million, or $(0.40) per diluted share. Non-GAAP results exclude one-time items and recurring adjustments of $10.3 million. For a reconciliation of GAAP to non-GAAP results, see the attached tables.

  “The significant sequential increase in our Q4 revenue was the result of the strong order pattern from India, mainly from one large customer, which also impacted our gross margin,” said Ira Palti, president and CEO of Ceragon. “Primarily due to the completion of the major portion of the large orders from India in 2014, we expect Q1 revenues to be in the range of $90 to $100 million.  We expect to begin a gradual improvement in non-GAAP gross margin during the first quarter and, as our expense reduction measures begin to take effect, we also target an improvement in operating profit in the first quarter.

“As previously discussed, we are primarily focused on improving profitability and generating positive cash flow,” Palti added. “Our goal is to achieve a non-GAAP net profit in Q2 when our results reflect the full effect of our expense reduction measures, and as we continue to pursue other profit improvement initiatives.”

Commenting on the company’s financial position, Doron Arazi, chief financial officer, said, “Conducting our asset impairment test, as required by GAAP, resulted in an impairment charge of $14.8 million of goodwill, which caused us to be in breach of one of our equity-related loan covenants. We are engaged in constructive discussions with our lenders to address this issue while redefining our credit facility terms in a manner that will enable the Company to address its expected cash needs, including certain relaxation of covenants, extension of term and certain gradual decrease of credit amount. We expect to finalize this agreement soon.”

Doron Arazi also added, “We are pleased with the progress we have made toward improving our working capital management. We continue to pursue our ongoing initiatives to control our working capital requirements and generate positive cash flow.”

Supplemental revenue breakouts by geography:

Fourth quarter 2014:

·	Europe:	14%

·	Africa:	11%

·	North America:	12%

·	Latin America:	15%

·	India:	37%

·	APAC:	11%

Full year 2014:

·	Europe:	16%

·	Africa:	15%

·	North America:	11%

·	Latin America:	22%

·	India:	25%

·	APAC:	11%

A conference call to discuss the results will begin at 9:00 a.m. EST. Investors are invited to join the Company’s teleconference by calling USA: (800) 230-1085 or International: +1 (612) 234-9960, from 8:50 a.m. EST. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/about-us/ceragon/investor-relations, selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: USA: (800) 475-6701 or International +1 (320) 365-3844 Access Code: 349833. A replay of both the call and the webcast will be available through March 24, 2015.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We provide innovative, flexible and cost-effective wireless backhaul and fronthaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers. Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks. As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Join the Discussion

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: projections of capital expenditures and liquidity, competitive pressures, revenues, growth prospects, product development, financial resources, restructuring costs, cost savings and other financial matters. You can identify these and other forward-looking statements by the use of words such as “may,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “expects,” “intends,” “potential” or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with increased working capital needs; risks associated with the ability of Ceragon to meet its liquidity needs; the risk that Ceragon will not achieve the benefits it expects from its expense reduction and profit enhancement programs; the risk that Ceragon will not comply with the financial or other covenants in its agreements with its lenders; the risk that sales of Ceragon’s new IP-20 products will not meet expectations; risks associated with doing business in Latin America, including currency export controls and recent economic concerns; risks relating to the concentration of our business in the Asia Pacific region and in developing nations; the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities; and other risks and uncertainties detailed from time to time in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.

Investors:
Doron Arazi                      or                      Claudia Gatlin
+972 3 5431 660                                          +1 212 830-9080
dorona@ceragon.com                              claudiag@ceragon.com

Media:
Tanya Solomon
+972 3 5431163
tanyas@ceragon.com

-tables follow-

Ceragon Reports Fourth Quarter and Year End 2014 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013
				(Audited)

Revenues	$111,164	$89,492	$371,112	$361,772
Cost of revenues	88,405	61,751	283,643	249,543

Gross profit	22,759	27,741	87,469	112,229

Operating expenses:
Research and development, net	8,112	10,409	35,004	42,962
Selling and marketing	13,142	17,106	56,059	67,743
General and administrative	6,764	8,089	23,657	26,757
Restructuring costs	5,880	9,345	6,816	9,345
Other expense (income)	14,765	(7,657)	(2,035)	(7,657)

Total operating expenses	$48,663	$37,292	$119,501	$139,150

Operating loss	25,904	9,551	32,032	26,921

Financial expenses, net	24,296	5,162	37,946	14,018

Loss before taxes	50,200	14,713	69,978	40,939

Taxes on income	1,756	664	6,501	6,539

Net loss	$51,956	$15,377	$76,479	$47,478

Basic and diluted net loss per share	$0.68	$0.35	$1.22	$1.23

Weighted average number of shares used in computing basic and diluted net loss per share	76,784,068	43,639,777	62,518,602	38,519,606

Ceragon Reports Fourth Quarter and Year End 2014 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31, 2014	December 31, 2013
ASSETS		(Audited)

CURRENT ASSETS:
Cash and cash equivalents	$41,423	$42,407
Short-term bank deposits	413	446
Marketable securities	535	5,499
Trade receivables, net	162,626	131,166
Deferred taxes, net	3,522	7,198
Other accounts receivable and prepaid expenses	22,898	34,205
Inventories	61,830	64,239
Total current assets	293,247	285,160

NON-CURRENT ASSETS:
Marketable securities	-	3,985
Deferred tax assets, net	239	6,542
Severance pay and pension funds	5,669	7,065
Property and equipment, net	33,138	35,245
Intangible assets, net	5,070	7,213
Goodwill	-	14,935
Other non-current assets	4,510	5,826

Total non-current assets	48,626	80,811
Total assets	$341,873	$365,971

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term loan, including current maturities of long term bank loan	$48,832	$46,922
Trade payables	101,752	77,979
Deferred revenues	17,667	7,968
Other accounts payable and accrued expenses	37,248	45,526
Total current liabilities	205,499	178,395

LONG-TERM LIABILITIES:
Long term bank loan, net of current maturities	2,072	10,304
Accrued severance pay and pension	11,452	13,635
Other long term payables	18,298	28,559
Total long-term liabilities	31,822	52,498

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	212	141
Additional paid-in capital	406,413	357,989
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(4,111)	(1,569)
Accumulated deficits	(277,871)	(201,392)

Total shareholders' equity	104,552	135,078

Total liabilities and shareholders' equity	$341,873	$365,971

Ceragon Reports Fourth Quarter and Year End 2014 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013
				(Audited)
Cash flow from operating activities:
Net loss	$(51,956)	$(15,377)	$(76,479)	$(47,478)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,104	3,989	13,498	15,645
Stock-based compensation expense	654	1,048	3,345	3,822
Write off of property and equipment	2,367	2,559	2,367	2,559
Write off of goodwill	14,765	-	14,765	-
Capital loss from marketable securities	-	2,108	-	2,108
Decrease (increase) in trade and other receivables, net	6,231	(2,062)	(22,593)	18,272
Decrease (increase) in inventory, net of write off	(2,283)	(7,092)	1,792	401
Increase (decrease) in trade payables and accrued liabilities	10,643	(1,975)	8,855	(21,044)
Increase (decrease) in deferred revenues	9,107	(533)	9,699	(8,751)
Decrease (increase) in deferred tax asset, net	5,784	(171)	9,788	3,572
Other adjustments	2,975	1,404	2,684	1,382
Net cash provided by (used in) operating activities	$1,391	$(16,102)	$(32,279)	$(29,512)

Cash flow from investing activities:
Purchase of property and equipment ,net	(4,227)	(4,717)	(12,691)	(16,423)
Investment in short and long-term bank deposit	(36)	(424)	(36)	(679)
Proceeds from maturities of short and long-term bank deposits	-	299	69	635
Investment in available for sale marketable securities	-	(7,867)	-	(7,867)
Proceeds from sales of available for sale marketable securities	-	212	5,161	513
Net cash used in investing activities	$(4,263)	$(12,497)	$(7,497)	$(23,821)

Cash flow from financing activities:
Proceeds from exercise of options	-	-	-	1,145
Proceeds from issuance of shares, net	-	34,957	45,150	34,957
Proceeds from financial institutions, net	2,500	(2,300)	22,690	23,690
Repayments of bank loans	(2,058)	(2,058)	(29,012)	(10,232)
Net cash provided by financing activities	$442	$30,599	$38,828	$49,560

Translation adjustments on cash and cash equivalents	$(91)	$(175)	$(36)	$(919)
Increase (decrease) in cash and cash equivalents	$(2,521)	$1,825	$(984)	$(4,692)
Cash and cash equivalents at the beginning of the period	43,944	40,582	42,407	47,099
Cash and cash equivalents at the end of the period	$41,423	$42,407	$41,423	$42,407

Ceragon Reports Fourth Quarter and Year End 2014 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended December 31,
	2014			2013
	GAAP (as reported)	Adjustments	Non-GAAP	Non-GAAP

Revenues	$111,164		$111,164	$89,492
Cost of revenues	88,405	(a) 4,356	84,049	60,761

Gross profit	22,759		27,115	28,731

Operating expenses:
Research and development, net	8,112	(b)307	7,805	8,587
Selling and marketing	13,142	(c)338	12,804	15,887
General and administrative	6,764	(d)1,138	5,626	5,837
Restructuring costs	5,880	5,880	-	-
Other expenses (income)	14,765	(e)14,765	-	-

Total operating expenses	$48,663		$26,235	$30,311

Operating profit (loss)	(25,904)		880	(1,580)
Financial expenses, net	24,296	(f)20,451	3,845	1,842

Loss before taxes	50,200		2,965	3,422

Taxes on income	1,756	(g)1,015	741	664

Net loss	$51,956		$3,706	$4,086

Basic and diluted net loss per share	$0.68		$0.05	$0.09

Weighted average number of shares used in computing basic and diluted net loss per share	76,784,068		76,784,068	43,639,777

Total adjustments		48,250

(a)
Cost of revenues includes a write-off of $4.4 million of discontinued product inventory related to restructuring. $0.3 million of amortization of intangible assets, $50 thousand of stock based compensation expenses and $(0.4) million of changes in pre-acquisition indirect tax positions in the three months ended December 31, 2014.

(b)	Research and development expenses include $0.3 million of stock based compensation expenses in the three months ended December 31, 2014.
(c)	Selling and marketing expenses includes $0.2 million of amortization of intangible assets and $0.1 million of stock based compensation expenses in the three months ended December 31, 2014.
(d)
General and administrative expenses include $0.5 million of adjustment of pension liabilities in Norway, $0.4 million related to the liquidation of one of the Company’s subsidiaries and $0.2 million of stock based compensation expenses in the three months ended December 31, 2014.

(e)	Other expenses result from a charge for impairment of goodwill, primarily associated with the Nera acquisition.
(f)
Financial expenses include $20.5 million resulting from re-measurement of certain assets denominated in or linked to the U.S. dollar, related to SICAD II in Venezuela, due to restrictive government policies on payments in foreign currency in the three months ended December 31, 2014.

(g)	Taxes on income include $1.0 million non-cash tax adjustments in the three months ended December 31, 2014.

Ceragon Reports Fourth Quarter and Year End 2014 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Year ended December 31,
	2014			2013
	GAAP (as reported)	Adjustments	Non-GAAP	Non-GAAP

Revenues	$371,112		$371,112	$361,772
Cost of revenues	283,643	(a) 5,900	277,743	245,751
Gross profit	87,469		93,369	116,021

Operating expenses:
Research and development, net	35,004	(b) 4,034	30,970	39,152
Selling and marketing	56,059	(c) 2,238	53,821	63,786
General and administrative	23,657	(d) 2,602	21,055	22,989
Restructuring costs	6,816	6,816	-	-
Other expenses (income), net	(2,035)	(e)(2,035)	-	-

Total operating expenses	$119,501		$105,846	$125,927

Operating loss	32,032		12,477	9,906
Financial expenses, net	37,946	(f) 26,761	11,185	7,565

Loss before taxes	69,978		23,662	17,471

Taxes on income	6,501	(g) 5,006	1,495	2,502

Net loss	$76,479		$25,157	$19,973

Basic net earnings (loss) per share	$(1.22)		$(0.40)	$(0.52)

Weighted average number of shares used in computing diluted net earnings (loss) per share	62,518,602		62,518,602	38,519,606

Total adjustments		51,322

(a)
Cost of revenues includes $1.2 million of amortization of intangible assets, $(0.2) million of changes in pre-acquisition indirect tax positions, $0.2 million of stock based compensation expenses and $4.7 million of restructuring plan related costs, including a write-off of $4.4 million of discontinued product inventory in the year ended December 31, 2014.

(b)	Research and development expenses include $2.4 million of restructuring plan related costs and $1.6 million of stock based compensation expenses in the year ended December 31, 2014.
(c)
Selling and marketing expenses includes $0.9 million of amortization of intangible assets, $0.7 million of restructuring plan related costs and $0.7 million of stock based compensation expenses in the year ended December 31, 2014.

(d)
General and administrative expenses include $0.8 million of restructuring plan related costs, $0.5 million of adjustment of pension liabilities in Norway, $0.4 million related to the liquidation of one of the Company’s subsidiaries, and $0.8 million of stock based compensation expenses, in the year ended December 31, 2014.

(e)
Other income, net represents $16.8 million net cash received as a result of an agreement with Eltek ASA to settle all claims related to the purchase of Nera from Eltek in January 2011, mostly offset by  a charge of $14.8 million for impairment of goodwill primarily associated with the Nera acquisition, during the year ended December 31, 2014.

(f)
Financial expenses included $2.2 million related to certain transactions to expatriate cash from Venezuela and Argentina, and $24.6 million resulting from the devaluation of the local currency in Venezuela, pursuant to SICAD II, and the related re-measurement of certain assets denominated in or linked to the U.S. dollar due to restrictive government policies on payments in foreign currency in the year ended December 31, 2014.

(g)	Taxes on income include $5.0 million non-cash tax adjustments in the year ended December 31, 2014.

Ceragon Reports Fourth Quarter and Year End 2014 Results

RECONCILIATION BETWEEN REPORTED AND NON-GAAP
NET LOSS
(U.S. dollars in thousands)
(Unaudited)

	Three months ended	Year ended
	December 31, 2014

Reported GAAP net loss	51,956	76,479

Stock based compensation expenses	654	3,345
Amortization of intangible assets	532	2,121
Write off of goodwill	14,765	14,765
Changes in pre-acquisition indirect tax positions	(399)	(215)
Restructuring plan related costs	10,278	15,385
Currency devaluation in Venezuela	20,451	24,591
Expenses related to certain transactions to expatriate cash from Venezuela and Argentina	-	2,170
Non-cash tax adjustments	1,015	5,006
Income from settlement agreement with Eltek	-	(16,800)
Liquidation of one of the Company’s subsidiaries	421	421
Non-recurring adjustment of pension liabilities	533	533

Non-GAAP net loss	3,706	25,157